SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Alliance Fiber Optic Products, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

01868O 10 8

(CUSIP Number)

February 16, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 01868O 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hon Hai Precision Industry Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan, R.O.C.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,711,771
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,711,771
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,711,771 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.6%*
12.	Type of Reporting Person (See Instructions) HC

*	- Based upon 17,384,733 shares of the Issuer’s Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s filing on Form 10-Q for the quarter ending September 30, 2015.

CUSIP No. 01868O 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Foxconn Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,711,771 shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,711,771 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,711,771 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.6%*
12.	Type of Reporting Person (See Instructions) CO

*	- Based upon 17,384,733 shares of the Issuer’s Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s filing on Form 10-Q for the quarter ending September 30, 2015.

Item 1.

(a) Name of Issuer

Alliance Fiber Optic Products, Inc.

(b) Address of Issuer’s Principal Executive Offices

275 Gibraltar Drive, Sunnyvale, CA 94089

Item 2.

(a)-(c) This Statement is filed by:

Hon Hai Precision Industry Co., Ltd. and Foxconn Holding Limited.

The Address of the Principal Business Office of Hon Hai Precision Industry Co., Ltd. is 2 Tzu Yu Street, Tucheng City, Taipei Hsien, Taiwan, R.O.C. and the Address of the Principal Business Office of Foxconn Holding Limited is 2 Tzu Yu Street, Tucheng City, Taipei Hsien, Taiwan, R.O.C.; Hon Hai Precision Industry Co., Ltd. is a Taiwan, R.O.C. corporation and Foxconn Holding Limited is a British Virgin Islands company.

Hon Hai Precision Industry Co., Ltd. and Foxconn Holding Limited are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

01868O 10 8

Item 3.

Inapplicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person

(b) Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person

(c) Number of shares as to which the person has: See Rows 5-8 for the voting and dispositive power for each Reporting Person

Hon Hai Precision Industry Co., Ltd. expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A attached hereto relating to the securities being reported that are held by a subsidiary of Hon Hai Precision Industry Co., Ltd.

Item 8.	Identification and Classification of Members of the Group

Each Reporting Person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitute a “group.” The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto as Exhibit B.

Item 9.	Notice of Dissolution of Group

Inapplicable.

Item 10.	Certification

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: February 16, 2016

Hon Hai Precision Industry Co., Ltd.

By:	/s/ Teh-Tsai Huang Teh-Tsai Huang

Foxconn Holding Limited

By:	/s/ Yu Huang, Chiu-Lian Yu Huang, Chiu-Lian